UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012.

Commission File Number 001-31722

New Gold Inc.

Park Place, 3110 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits
1	New Gold Inc. audited annual consolidation financial statements December 31, 2011
2	New Gold Inc. Management’s Discussion and Analysis Year Ended December 31, 2011
3	Consent of Independent Registered Chartered Accountants

INCORPORATION BY REFERENCE

The Registrant’s Consolidated Financial Statements as of and for the Years Ended December 31, 2011 and 2010, included as Exhibit 99.1 of this Form 6-K and the Management’s Discussion and Analysis for the Year Ended December 31, 2011, included as Exhibit 99.2 of this Form 6-K (Commission File No. 001-31722) are hereby incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-160500) of the Registrant, New Gold Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
	By:	/s/ Susan Toews
Date: March 16, 2012		Susan Toews, Vice President Legal Affairs